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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Waste Connections, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

941053100

(CUSIP Number)

Carolyn S. Reiser, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Murrey Trust UTA August 5, 1993, as amended

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 0.00%

14. Type of Reporting Person (See Instructions)

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Dennis G. Seinfeld

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) N/A

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) -0-

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Waste Connections, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 620 Coolidge Drive, Suite 350, Folsom, CA 95630.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Murrey Trust UTA August 5, 1993, as amended (the "Trust"), and Dennis G. Seinfeld, the trustee of the Trust (the "Trustee") (collectively, the "Filers"). Bonnie L. Murrey, Donald J. Hawkins and Irmgard R. Wilcox were previously the trustees of the Trust and therefore members of the group filing this statement. Ms. Murrey died in 1999, and Mr. Hawkins and Ms. Wilcox are no longer trustees of the Trust.

(b) The business address of the Trust is: c/o US Bank, 5580 Pacific Highway, Suite A, Fife, Washington, 98424. The business address of the Trustee is 920 Fawcett, P.O. Box 1657, Tacoma, Washington 98401.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
The Trustee is an attorney.

The principal business address of the Trust is as set forth in 2(b) above.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Trustee is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

The Trust was a shareholder of Murrey Disposal Company, Inc., American Disposal Company, Inc., D.M. Disposal Co., Inc. and Tacoma Recycling Company, Inc. four Washington corporations that merged into four wholly owned subsidiaries of Issuer on January 19, 1999 (the "Mergers"). The Trust received 1,949,997 shares of the Stock of Issuer as consideration for the Mergers.

Item 4. Purpose of Transaction

The sole purpose of the acquisition of the Stock reported herein is for investment.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by the Filers at the date hereof is reflected on the Filers' cover pages.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since January 19, 1999 (the date of the Filers' last 13(d)):

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Trust	Sale	6/1/2000	500,000	$17.0625
Trust	Sale	6/7/2000	1,449,997	$14.0025

Each Filer ceased to be a beneficial owner of more than 5% of the Stock on or about June 6, 2000.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/01/01

Murrey Trust UTA August 5, 1993, as amended By: /s/ Dennis Seinfeld Print Name: Dennis G. Seinfeld Title: Trustee
/s/ Dennis Seinfeld Dennis G. Seinfeld